UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Highbury Financial Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

42982Y109

(CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, New York 10016
(212) 779-8600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 26, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42982Y109

SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jack Silver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,804,200(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,804,200 (1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,804,.200(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 42982Y109
SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherleigh Associates Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,404,200(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,404,200(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,404,200(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 42982Y109
SCHEDULE 13D

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sherleigh Associates Inc. Defined Benefit Pension Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 400,000(1)
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000(1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 42982Y109

_______________________

(1) Includes 2,804,200 shares of Common Stock issuable upon exercise of Warrants of which (a) 2,404,200 are held by Sherleigh Associates Profit Sharing Plan, a trust of which Jack Silver is the trustee and (b) 400,000 are held by Sherleigh Associates Defined Benefit Plan, a trust of which Mr. Silver is the trustee.

CUSIP No. 42982Y109

The reporting persons are hereby jointly filing this Amendment No. 1 to the Schedule 13D, filed on December 14, 2007 (the “Original Schedule 13D), to disclose the December 26, 2007 purchase of warrants to acquire 400,700 shares of Common Stock, par value $0.0001 per share, of Highbury Financial, Inc., a Delaware corporation.

Item 1. Security and Issuer.

There is no change to the information set forth in Item 1 of the Original Schedule 13D.

Item 2. Identity and Background.

There is no change to the information set forth in Item 2 of the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

There is no change to the information set forth in Item 3 of the Original Schedule 13D.

Item 4. Purpose of Transaction.

There is no change to the information set forth in Item 4 of the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated in its entirety, as follows:

(a) The Reporting Persons collectively own Warrants to acquire 2,804,200 shares of Common Stock, representing 22.7% of the outstanding shares of Common Stock (based upon 9,527,000 shares of Common Stock outstanding as of October 31, 2007, as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2007). Such Warrants include (a) 2,404,200 held by Sherleigh Associates Profit Sharing Plan, representing 20.2% of the outstanding shares of Common Stock and (b) 400,000 held by Sherleigh Associates Defined Benefit Plan, representing 4.0% of the outstanding shares of Common Stock.

(b) The Reporting Persons have the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities beneficially owned by them and reported herein.

(c) During the last 60 days, Sherleigh Associates Profit Sharing Plan purchased the following Warrants of the Issuer in the open market: (i) on October 24, 2007, 50,000 Warrants at a price of $.46 per Warrant; (ii) on October 25, 2007, 25,000 Warrants at a price of $.50 per Warrant; (iii) on October 25, 2007, 22,000 Warrants at a price of $.46 per Warrant; (iv) on December 3, 2007, 97,500 Warrants at a price of $.56 per Warrant; (v) on December 11, 2007, 40,000 Warrants at a price of $.45 per Warrant; and (vi) on December 26,2007, 400,700 Warrants at a price of $.45 per Warrant. Except as set forth herein, no transactions in the Common Stock were effected by the Reporting Persons in the last 60 days.

(d) and (e) Not applicable.

CUSIP No. 42982Y109

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

There are no contracts, arrangements, understanding or relationships among any of the Reporting Persons and between such Reporting Persons and any other person with respect to the securities of the Issuer, other than the Warrants. The Warrants are currently exercisable at an exercise price of $5.00 per share of Common Stock. The Warrants will expire on January 25, 2010.

Item 7. Materials to be Filed as Exhibits.

None

CUSIP No. 42982Y109

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2007

/s/ Jack Silver
Jack Silver

SHERLEIGH ASSOCIATES PROFIT
SHARING PLAN

By:/s/ Jack Silver
Name: Jack Silver
Title: Trustee

SHERLEIGH ASSOCIATES DEFINED
BENEFIT PENSION PLAN

By:/s/ Jack Silver
Name: Jack Silver
Title: Trustee